

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

<u>Via E-mail</u>
Corrine L. Scarpello
Chief Financial Officer
Supertel Hospitality, Inc.
309 N. 5th Street
Norfolk, NE 68701

> **Re: Supertel Hospitality, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-34087**

Dear Ms. Scarpello:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 1A. Risk Factors, page 9

Operating our hotels under franchise agreements…, page 14

1.   We note your disclosure about maintaining franchise licenses. Please advise us whether your Super 8 or Comfort Inn franchise agreements include any covenants related to your financial condition. We may have further comments.

Item 7. Management's Discussion and Analysis …, page 32

2.   It appears that NOI and POI are key performance indicators. In future Exchange Act periodic reports please disclose your NOI and POI and provide a reconciliation to the most comparable GAAP measure.

RevPAR, ADR, and Occupancy, page 34

3.   We note your disclosure that the "same store portfolio" excludes properties that are classified as discontinued operations. In future periodic filings, to the extent a property is moved from the same store portfolio during the reporting period, please include footnote disclosure identifying the property.

Liquidity and Capital Resources, page 39

4.   In future Exchange Act periodic reports please provide a more detailed analysis of your sources and uses of cash for the current year. With respect to sources of cash, please quantify your cash on hand, estimated proceeds from anticipated property sales net of expenses and debt repayment, and remaining capacity on any credit facilities that will not expire prior to year end. With respect to uses of cash, please quantify your debt and interest obligations for the current year, budgeted capital expenditures, and any scheduled Royco payments. If known, please quantify the amount you expect to have to finance or refinance during the current year to satisfy cash needs.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Fair Value Measurements, page 62

5.   Please tell us how you complied with ASC 825-10-50, or tell us how you determined it was not necessary to disclose the estimated fair value of the debt related to hotel properties held for sale.

Note 6. Long-Term Debt, page 68

6.   We note several of your mortgage loans payable to GECC were modified during 2009. Please tell us how you complied with ASC 470-50, or tell us how you determined these loan modifications were not debt extinguishments.

Exhibits

7.   We note that you have incorporated by reference forms of various agreements, rather than executed agreements. For example, please see Exhibit 10.2. Please tell us why you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at 202-551-3585 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief